UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2012 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's

Openning Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total

Common Shares		1,392,981,563	72.8395	36.4197
Non-Voting Shares		47,552,489	2.4865	1.2432
Closing Balance
Type of Securities/Derivatives		Quantity	% of participation
			Same type of Shares	Total

Common Shares		1,392,981,563	72.8395	36.4197
Non-Voting Shares		47,552,489	2.4865	1.2432

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2012 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				13,622,189		0.7123	0.3561
Non-Voting Shares				18,164,500		0.9498	0.4749
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Common Shares	Bradesco S.A. C.T.V.M.	Sell	11-Sep	300	27.41	R$ 8,223.00
Common Shares		Sell	11-Sep	100	27.42	R$ 2,742.00
Common Shares		Sell	11-Sep	900	27.43	R$ 24,687.00
Common Shares		Sell	11-Sep	1,600	27.44	R$ 43,904.00
Common Shares		Sell	11-Sep	2,600	27.45	R$ 71,370.00
Common Shares		Sell	11-Sep	2,500	27.46	R$ 68,650.00
Common Shares		Sell	11-Sep	4,200	27.47	R$ 115,374.00
Common Shares		Sell	11-Sep	1,800	27.48	R$ 49,464.00
Common Shares		Sell	11-Sep	3,100	27.49	R$ 85,219.00
Common Shares		Sell	11-Sep	2,900	27.50	R$ 79,750.00
Common Shares		Sell	11-Sep	1,700	27.51	R$ 46,767.00
Common Shares		Sell	11-Sep	900	27.52	R$ 24,768.00
Common Shares		Sell	11-Sep	400	27.53	R$ 11,012.00
Common Shares		Sell	11-Sep	800	27.54	R$ 22,032.00
Common Shares		Sell	11-Sep	6,700	27.55	R$ 184,585.00
Common Shares		Sell	11-Sep	200	27.56	R$ 5,512.00
Common Shares		Sell	11-Sep	600	27.57	R$ 16,542.00
Common Shares		Sell	11-Sep	900	27.58	R$ 24,822.00
Common Shares		Sell	11-Sep	2,000	27.59	R$ 55,180.00
Common Shares		Sell	11-Sep	1,500	27.60	R$ 41,400.00
Common Shares		Sell	11-Sep	400	27.61	R$ 11,044.00
Common Shares		Sell	11-Sep	200	27.62	R$ 5,524.00
Common Shares		Sell	11-Sep	100	27.63	R$ 2,763.00
Common Shares		Sell	11-Sep	100	27.65	R$ 2,765.00
Common Shares		Sell	12-Sep	3,200	27.63	R$ 88,416.00
Common Shares		Sell	12-Sep	6,800	27.64	R$ 187,952.00
Common Shares		Sell	12-Sep	11,600	27.66	R$ 320,856.00
Common Shares		Sell	12-Sep	8,500	27.67	R$ 235,195.00
Common Shares		Sell	12-Sep	1,500	27.68	R$ 41,520.00
Common Shares		Sell	12-Sep	22,800	27.69	R$ 631,332.00
Common Shares		Sell	12-Sep	1,700	27.70	R$ 47,090.00
Common Shares		Sell	12-Sep	10,000	27.71	R$ 277,100.00
Common Shares		Sell	12-Sep	1,000	27.72	R$ 27,720.00
Common Shares		Sell	12-Sep	5,400	27.75	R$ 149,850.00
Common Shares		Sell	14-Sep	700	28.48	R$ 19,936.00
Common Shares		Sell	14-Sep	200	28.52	R$ 5,704.00
Common Shares		Sell	14-Sep	3,200	28.55	R$ 91,360.00
Common Shares		Sell	14-Sep	300	28.56	R$ 8,568.00
Common Shares		Sell	14-Sep	300	28.57	R$ 8,571.00
Common Shares		Sell	14-Sep	100	28.58	R$ 2,858.00
Common Shares		Sell	14-Sep	700	28.59	R$ 20,013.00
Common Shares		Sell	14-Sep	100	28.66	R$ 2,866.00
Common Shares		Sell	14-Sep	100	28.67	R$ 2,867.00
Common Shares		Sell	14-Sep	200	28.69	R$ 5,738.00
Common Shares		Sell	14-Sep	400	28.70	R$ 11,480.00
Common Shares		Sell	14-Sep	400	28.71	R$ 11,484.00
Common Shares		Sell	14-Sep	500	28.72	R$ 14,360.00
Common Shares		Sell	14-Sep	6,700	28.73	R$ 192,491.00
Common Shares		Sell	14-Sep	1,100	28.74	R$ 31,614.00
Common Shares		Sell	14-Sep	3,400	28.75	R$ 97,750.00
Common Shares		Sell	14-Sep	400	28.76	R$ 11,504.00
Common Shares		Sell	14-Sep	300	28.77	R$ 8,631.00
Common Shares		Sell	14-Sep	400	28.78	R$ 11,512.00
Common Shares		Sell	14-Sep	1,300	28.79	R$ 37,427.00
Common Shares		Sell	14-Sep	1,700	28.80	R$ 48,960.00
Common Shares		Sell	14-Sep	1,000	28.81	R$ 28,810.00
Common Shares		Sell	14-Sep	1,700	28.82	R$ 48,994.00
Common Shares		Sell	14-Sep	2,800	28.83	R$ 80,724.00
Common Shares		Sell	14-Sep	1,800	28.84	R$ 51,912.00
Common Shares		Sell	14-Sep	600	28.85	R$ 17,310.00
Common Shares		Sell	14-Sep	900	28.86	R$ 25,974.00
Common Shares		Sell	14-Sep	700	28.87	R$ 20,209.00
Common Shares		Sell	14-Sep	1,100	28.88	R$ 31,768.00
Common Shares		Sell	14-Sep	700	28.89	R$ 20,223.00
Common Shares		Sell	14-Sep	300	28.90	R$ 8,670.00
Common Shares		Sell	14-Sep	400	28.91	R$ 11,564.00
Common Shares		Sell	14-Sep	200	28.92	R$ 5,784.00
Common Shares		Sell	14-Sep	200	28.94	R$ 5,788.00
Common Shares		Total		143,900		R$ 4,014,554.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				13,478,289		0.7047	0.3523
Non-Voting Shares				18,164,500		0.9498	0.4749

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				0		0.0000	0.0000
Non-Voting Shares				0		0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2012 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				435,926		0.0227	0.0113
Non-Voting Shares				1,210,124		0.0632	0.0316
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	10-Sep	1,500	33.71	R$ 50,565.00
Non-Voting Shares		Total		1,500		R$ 50,565.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				435,866		0.0227	0.0113
Non-Voting Shares				1,197,629		0.0626	0.0313

Note:
Members who left the Board of Executive Officers
Cláudio Fernando Manzato
Renan Mascarenhas Carmo

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2012 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				150,829		0.0078	0.0039
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	11-Sep	350	33.88	R$ 11,858.00
Non-Voting Shares		Total		350		R$ 11,858.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total

Common Shares				10,207		0.0005	0.0002
Non-Voting Shares				150,479		0.0078	0.0039

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In September 2012 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies

Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total

Common Shares			11,254	0.0005	0.0002
Non-Voting Shares			16,666	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 10, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.